UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Genesis Energy, L.P.
(Name of Issuer)

Common Units representing limited partner interests
(Title of Class of Securities)

371927104
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

M. Breen Haire, Esq.
Simpson Thacher & Bartlett LLP
600 Travis, Suite 5400
Houston, Texas 77002
Telephone: (713) 821-5650
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rodeo Finance Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Rodeo Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Rodeo Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Global Infrastructure Investors II (Rodeo) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Associates Infrastructure II AIV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Infrastructure II AIV GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,668,389*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,668,389*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,668,389*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,668,389*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,668,389*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,668,389*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 371927104	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,668,389*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,668,389*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,668,389*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Units - Class A (the “Class A Common Units”) representing limited partner interests of Genesis Energy, L.P., a Delaware limited partnership (the “Issuer”).  The Issuer’s principal executive offices are located at 919 Milam Suite 2100, Houston, Texas 77002.

Item 2.	Identity and Background.

(a), (f)    This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Rodeo Finance Aggregator LLC, a Delaware limited liability company;
(ii)	KKR Rodeo Aggregator L.P., a Delaware limited partnership;
(iii)	KKR Rodeo Aggregator GP LLC, a Delaware limited liability company;
(iv)	KKR Global Infrastructure Investors II (Rodeo) L.P., a Delaware limited partnership;
(v)	KKR Associates Infrastructure II AIV L.P., a Delaware limited partnership;
(vi)	KKR Infrastructure II AIV GP LLC, a Delaware limited liability company;
(vii)	KKR Financial Holdings LLC, a Delaware limited liability company;
(viii)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership;
(ix)	KKR Fund Holdings GP Limited, a Cayman Islands limited company;
(x)	KKR Group Holdings Corp., a Delaware corporation;
(xi)	KKR & Co. Inc., a Delaware corporation;
(xii)	KKR Management LLC, a Delaware limited liability company;
(xiii)	Henry R. Kravis, a United States citizen; and
(xiv)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiv) are collectively referred to herein as the “Reporting Persons”).

KKR Rodeo Aggregator L.P. is the sole member of Rodeo Finance Aggregator LLC. KKR Rodeo Aggregator GP LLC is the general partner of KKR Rodeo Aggregator L.P. KKR Global Infrastructure Investors II (Rodeo) L.P. is the sole member of KKR Rodeo Aggregator GP LLC. KKR Associates Infrastructure II AIV L.P. is the general partner of KKR Global Infrastructure Investors II (Rodeo) L.P. KKR Infrastructure II AIV GP LLC is the general partner of KKR Associates Infrastructure II AIV L.P. KKR Financial Holdings LLC is the Class B member of KKR Infrastructure II AIV GP LLC. KKR Fund Holdings L.P. is the Class A member of KKR Infrastructure II AIV GP LLC and the sole member of KKR Financial Holdings LLC. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings Corp. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLC is the Class B common stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the designated members of KKR Management LLC.

Each of Messrs. Joseph Bae, William Janetschek, Scott Nuttall and David Sorkin is a director of KKR Fund Holdings GP Limited and KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Janetschek, Nuttall and Sorkin. The directors of KKR & Co. Inc. (the “KKR Directors”) are listed on Annex A attached hereto.

Each of Messrs. Bae, Janetschek, Nuttall and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of July 15, 2019, a copy of which is attached hereto as Exhibit A.

(b)          The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Janetschek, Nuttall and Sorkin and the KKR Directors is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)          Rodeo Finance Aggregator LLC is engaged in the business of investing in securities.  KKR Rodeo Aggregator L.P., KKR Rodeo Aggregator GP LLC, KKR Global Infrastructure Investors II (Rodeo) L.P., KKR Associates Infrastructure II AIV L.P., and KKR Infrastructure II AIV GP LLC are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.  Each of KKR Financial Holdings LLC, KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLC is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.  The present principal occupation of each of the KKR Directors is listed on Annex A.

(d)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Pursuant to a Class A Convertible Preferred Unit Purchase Agreement dated August 2, 2017, Rodeo Finance Aggregator LLC purchased 11,124,747 Class A Convertible Preferred Units (“Preferred Units”) from the Issuer for a cash purchase price per Preferred Unit equal to $33.71 (the “Issue Price”) for an aggregate purchase price of approximately $375 million.  The funds used in connection with the original purchase of Preferred Units were provided from general funds available to the Reporting Persons, including capital contributions from investors, and as more fully described in Item 6 below, proceeds from a margin loan facility pursuant to the Margin Loan Documentation (as defined below).  Pursuant to the terms of the Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., as amended by the First Amendment and the Second Amendment thereto (as such document may be further amended, the “Partnership Agreement”), during the period beginning on September 1, 2017, the date of original issuance of the Preferred Units (the “Preferred Unit Closing Date”), and ending on March 1, 2019, the 18-month anniversary of such date, an aggregate of 1,543,642 additional Preferred Units were issued to Rodeo Finance Aggregator LLC in connection with the payment of quarterly distributions on the Preferred Units.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Partnership Agreement and the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Preferred Units and the Class A Common Units, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Class A Common Units or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Preferred Units and Class A Common Units or other securities of the Issuer or continue to hold, or cause affiliates to hold, Preferred Units and Class A Common Units or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the general partner of the Issuer (the “General Partner”), unitholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, distribution policy, governing documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, the KKR Directors and each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 12,668,389 Class A Common Units, which represents, in the aggregate, approximately 9.4% of the outstanding shares of the Issuer’s Class A Common Units, calculated pursuant to Rule 13d-3 of the Exchange Act consisting of 12,668,389 Preferred Units, which may be converted into Class A Common Units, as provided in the Partnership Agreement, as described below.

The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 122,539,221 Class A Common Units outstanding as of June 27, 2019, as reported in the Issuer’s registration statement on Form S-3 (File No. 333-232439) filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, plus the Class A Common Units that Rodeo Finance Aggregator LLC may acquire upon the conversion of its Preferred Units.

Each of KKR Rodeo Aggregator L.P. (as the sole member of Rodeo Finance Aggregator LLC), KKR Rodeo Aggregator GP LLC (as the general partner of KKR Rodeo Aggregator L.P.), KKR Global Infrastructure Investors II (Rodeo) L.P. (as the sole member of KKR Rodeo Aggregator GP LLC), KKR Associates Infrastructure II AIV L.P. (as the general partner of KKR Global Infrastructure Investors II (Rodeo) L.P.), KKR Infrastructure II AIV GP LLC (as the general partner of KKR Associates Infrastructure II AIV L.P.), KKR Financial Holdings LLC (as the Class B member of KKR Infrastructure II AIV GP LLC), KKR Fund Holdings L.P. (as the Class A member of KKR Infrastructure II AIV GP LLC and the sole member of KKR Financial Holdings LLC), KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings Corp. (as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLC (as the Class B common stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the designated members of KKR Management LLC) may be deemed to be the beneficial owner of the securities beneficially owned directly by Rodeo Finance Aggregator LLC, in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Common Units. Any beneficial ownership of Class A Common Units by the KKR  Directors is listed on Annex A.

(c)   None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the KKR Directors or any other person named in Item 2 has engaged in any transaction in any Class A Common Units during the past 60 days.

(d)   To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Class A Convertible Preferred Units

The terms of the Preferred Units are set forth in the Partnership Agreement.

The Preferred Units rank senior to all classes and series of limited partner interests of the Issuer with respect to distribution and/or liquidation rights. The Preferred Units vote on an as-converted basis with the common units and have certain other class voting rights, including with respect to (i) any amendment to the Partnership Agreement that would be adverse to any of the rights, preferences or privileges, or otherwise modifies the terms, of the Preferred Units; (ii) the Issuer making an election to be treated as a corporation for U.S. federal tax law purposes; (iii) the Issuer entering into any agreement that restricts its ability to pay distributions on the Preferred Units, other than any amendment to the Issuer’s current credit agreement or supplement to its current indenture or any subsequent credit agreement or indenture, provided that the restrictions on the Issuer’s ability to pay distributions set forth in such amendment, supplement or subsequent agreement shall be no more restrictive than those set forth in the current credit agreement and the current indenture, respectively; (iv) paying aggregate distributions in excess of $20 million on any limited partner interests of the Issuer that rank junior to the Preferred Units with respect to rights upon distribution and/or liquidation (including the Class A Common Units) to the extent funded with proceeds of (a) borrowings, refinancings or refundings of indebtedness or sales of debt securities by the Issuer and/or its subsidiaries (other than working capital borrowings intended to be repaid within 12 months from the date of incurrence), (b) sales of securities in the Issuer or (c) sales or dispositions of assets of the Issuer or its subsidiaries; (v) incurring any indebtedness for borrowed money to the extent such incurrence would result in the Issuer’s consolidated indebtedness exceeding 7.0x the Issuer’s trailing four-quarters Adjusted Consolidated EBITDA (as defined in the Issuer’s current credit agreement), unless the aggregate Issue Price of the Preferred Units then outstanding is less than $200 million; (vi) issuing any limited partner interests of the Issuer that rank pari passu to the Preferred Units with respect to rights upon distribution and/or liquidation, subject to certain exceptions, or (vii) issuing any limited partner interests of the Issuer that rank senior to the Preferred Units with respect to rights upon distribution and/or liquidation.

Each holder of the Preferred Units may elect to convert all or any portion of its Preferred Units into Class A Common Units initially on a one-for-one basis, subject to customary adjustments and an adjustment for any distributions on such Preferred Units that have accrued and accumulated but are unpaid (which is referred to herein as the “conversion rate”), at any time (but not more often than once per quarter) after the second anniversary of the Preferred Unit Closing Date (or earlier upon a change of control, liquidation, dissolution or winding up of the Issuer), provided that such holder converts a number of Preferred Units having an aggregate Issue Price of at least $50 million or if the aggregate Issue Price of all of such holder’s Preferred Units is less than $50 million, then all of such holder’s remaining Preferred Units. If at any time certain creditors or counterparties of Rodeo Finance Aggregator LLC or GSO Rodeo Holdings LP, the other purchaser of Preferred Units (together with Rodeo Finance Aggregator LLC, the “Purchasers”), exercise certain rights or remedies in respect of any pledged Preferred Units, then such pledged Preferred Units may be immediately converted into Class A Common Units by such creditors or counterparties at the conversion rate.

With respect to any quarter (or portion thereof) ending on or prior to March 1, 2019 (the “PIK Period”), the Issuer paid to holders of Preferred Units a cumulative, quarterly distribution in arrears (a “Preferred Unit Distribution”) at an annual rate of 8.75% ($0.7374 per Preferred Unit per quarter) (the “Distribution Amount”) on all Preferred Units then outstanding, in cash, Preferred Units (“PIK Units”), or in a combination of PIK Units and cash. For any quarter ending after the PIK Period, the Issuer paid or will pay to the holders of Preferred Units in cash a Preferred Unit Distribution equal to the Distribution Amount. The number of PIK Units paid in respect of any Preferred Unit Distribution was equal to the quotient of (i) the Distribution Amount (or portion thereof paid in PIK Units) divided by (ii) the Issue Price, rounded down the nearest whole PIK Unit.

If the Issuer fails to pay in full in cash a Preferred Unit Distribution after the PIK Period (a “Distribution Default”) in respect of any quarter (or applicable portion thereof), then until all accrued and accumulated but unpaid Preferred Unit Distributions have been paid in full in cash, the Issuer will not be permitted to (a) declare or make any distributions (subject to a limited exception for pro rata distributions on the Preferred Units and parity securities), redemptions or repurchases of any limited partner interests of the Issuer that rank junior to or pari passu with the Preferred Units with respect to rights upon distribution and/or liquidation (including the Class A Common Units), or (b) issue any such parity securities. If there is a Distribution Default in respect of any two quarters, whether or not consecutive, then until all accrued and accumulated but unpaid Preferred Unit Distributions have been paid in full in cash, the Distribution Amount will be reset to a cash amount per Preferred Unit equal to the amount that would be payable per quarter if a Preferred Unit accrued interest on the Issue Price at an annualized rate equal to the then-current annualized distribution rate plus 2.00%. In addition, if there is a Distribution Default in respect of any three quarters, whether or not consecutive, then until all accrued and accumulated but unpaid Preferred Unit Distributions have been paid in full in cash, each of the Purchasers will have the right to appoint a director to the board of directors of the General Partner.

For a period of 30 days following (i) the fifth anniversary of the Preferred Unit Closing Date and (ii) each subsequent anniversary of such date, the holders of Preferred Units, upon approval of the holders of not less than 50% of the outstanding Preferred Units (including each of the Purchasers for so long as such Purchaser and its affiliates owns at least 25% of the outstanding Preferred Units), may make a one-time election to reset the Distribution Amount (a “Rate Reset Election”) to a cash amount per Preferred Unit equal to the amount that would be payable per quarter if a Preferred Unit accrued interest on the Issue Price at an annualized rate equal to the greater of (a) 10.75%, if the Class A Common Units are trading at a price that is less than 110% of the Issue Price, or (b) three-month LIBOR plus 7.50%.

Upon the occurrence of a Rate Reset Election, the Issuer may redeem for cash all or any portion of the Preferred Units (but not less than a number of Preferred Units having an aggregate Issue Price of $200 million (or such lesser number of Preferred Units, if the redemption is for all outstanding Preferred Units) and allocated on a pro rata basis (unless agreed otherwise by the holders thereof)), for an amount per Preferred Unit equal to such Preferred Unit’s liquidation value (equal to the sum of (i) the Issue Price, plus (ii) any accrued and accumulated but unpaid distributions on such Preferred Unit, plus (iii) a prorated Preferred Unit Distribution in respect of the current quarter, plus (iv) if the payment date for the Preferred Unit Distribution payable with respect of the immediately preceding quarter has not yet occurred, then the unpaid Preferred Unit Distribution with respect to the immediately preceding quarter (clauses (iii) and (iv), together, the “Unpaid Partial Period Distributions”)), multiplied by (i) 110%, prior to the seventh anniversary of the Preferred Unit Closing Date, and (ii) 105% thereafter.

The Issuer will have the right to cause the conversion of Preferred Units (each such conversion, a “Forced Conversion”) into Class A Common Units at the conversion rate then in effect from time to time after the third anniversary of the Preferred Unit Closing Date (the “Forced Conversion Right”), subject to certain conditions with respect to the closing price and average daily trading volume of the Class A Common Units during the period preceding notice of any such Forced Conversion and provided that the Issuer has an effective registration statement on file with the SEC covering resales of the Class A Common Units issuable upon any such Forced Conversion. The Issuer will not be permitted to force the conversion of a number of Preferred Units representing in the aggregate more than one-third of the Preferred Units issued on the Preferred Unit Closing Date in any consecutive twelve-month period, and each Forced Conversion must be for an aggregate amount of Preferred Units convertible into Class A Common Units with a value of at least $100 million, based on the closing price of the Class A Common Units on the trading day immediately preceding notice of such Forced Conversion. In addition, if the aggregate Issue Price of all outstanding Preferred Units is less than $20 million, then the Issuer will have the right, at any time after the third anniversary of the Preferred Unit Closing Date, at its option, to cause each outstanding Preferred Unit to be converted into Class A Common Units at a conversion rate equal to the greater of (i) the conversion rate then in effect and (ii) the quotient of the (a) Issue Price, divided by (b) 95% of the volume-weighted average price of Class A Common Units for the 30 trading days ending on the trading day immediately preceding the date that the Issuer notifies the holders of outstanding Preferred Units of such conversion.

Immediately prior to the consummation of a change of control event in which more than 90% of the consideration payable to the holders of the Class A Common Units is payable in cash, the Preferred Units will automatically convert into Class A Common Units at a conversion ratio equal to the greater of (a) the then applicable conversion rate and (b) the quotient of (i) the sum of (x) the product of (A) the sum of (1) the Issue Price, plus (2) any accrued and accumulated but unpaid distributions on the Preferred Units, multiplied by (B) a premium factor (ranging from 115% to 101% depending on when such transaction occurs) plus (y) any Unpaid Partial Period Distributions, divided by (ii) the volume weighted average price of the Class A Common Units for the 30 trading days ending on the trading day immediately preceding the execution of definitive documentation relating to such change of control.

In connection with all other change of control events, each holder of the Preferred Units may elect to (a) convert all of its Preferred Units into Class A Common Units at the then applicable conversion rate, (b) if the Issuer is not the surviving entity (or if the Issuer is the surviving entity, but the Class A Common Units will cease to be listed), require the Issuer to use commercially reasonable efforts to deliver or cause to be delivered a substantially equivalent security in the surviving entity or the parent of the surviving entity (or if the Issuer is unable to cause such substantially equivalent securities to be issued, to cause its Preferred Units to be converted into Class A Common Units in accordance with clause (a) above, exchanged in accordance with clause (d) below or converted at a specified conversion rate), (c) if the Issuer is the surviving entity, continue to hold the Preferred Units or (d) require the Issuer to exchange the Preferred Units at a price per unit equal to the sum of (i) the product of (x) 101% and (y) the Issue Price plus (ii) accrued and accumulated but unpaid distributions on such Preferred Unit plus (iii) any Unpaid Partial Period Distributions, paid in cash or, if the Issuer so elects, Class A Common Units valued at 95% of the volume-weighted average price of the Class A Common Units for the 30 consecutive trading days ending on the fifth trading day immediately preceding the closing date of such change of control.

Registration Rights Agreement

On September 1, 2017, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers relating to the registered resale of (i) Class A Common Units issuable upon conversion of the Preferred Units and (ii) the Preferred Units. Pursuant to the Registration Rights Agreement, with respect to Class A Common Units, the Issuer has agreed to use its commercially reasonable efforts to (a) prepare and file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) (the “Common Unit Registration Statement”) and (b) cause the Common Unit Registration Statement to be declared effective no later than September 1, 2019, and with respect to the Preferred Units, (a) upon written notice by the Purchasers, prepare and file a registration statement under the Securities Act (the “Preferred Unit Registration Statement”) to permit the resale of the Preferred Units and (b) cause the Preferred Unit Registration Statement to be declared effective no later than the later of (x) September 1, 2018 and (y) 180 days following the Issuer’s receipt of such notice.  In accordance with the terms of the Registration Rights Agreement, the Issuer filed a Common Unit Registration Statement on Form S-3 (Registration No. 333–232439), which was declared effective by the SEC on July 10, 2019.

In certain circumstances, the Purchasers will have piggyback registration rights as described in the Registration Rights Agreement.

Board Observers Agreement

On September 1, 2017, the Issuer and the General Partner entered into a Board Observers Agreement with the Purchasers (the “Board Observers Agreement”). Pursuant to the Board Observers Agreement and subject to certain limitations set forth therein, each Purchaser will be permitted to designate an observer to the board of directors of the General Partner for so long as each Purchaser or its affiliates continue to own at least $200.0 million of the Preferred Units. As of the date of this filing, James Cunningham, an executive of KKR, currently serves as an observer to the board of directors of the General Partner pursuant to the rights granted in the Board Observers Agreement.

Margin Loan Agreement

On September 1, 2017, Rodeo Finance Aggregator LLC entered into a Margin Loan Agreement (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and Citibank, N.A., as administrative agent and calculation agent.

In connection with the Loan Agreement, the Issuer entered an issuer agreement, dated as of September 1, 2017, with Citibank, N.A., in its capacity as a Lender, (the “Issuer Agreement” and together with the Loan Agreement and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Margin Loan Documentation”).

As of July 3, 2019, Rodeo Finance Aggregator LLC has borrowed an aggregate of $78,000,000 in principal (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Loan Agreement, Rodeo Finance Aggregator LLC’s obligations are secured by a pledge of the Preferred Units owned by Rodeo Finance Aggregator LLC. As of July 3, 2019, Rodeo Finance Aggregator LLC has pledged 12,668,389 Preferred Units (the “Pledged Units”).

The loans under the Loan Agreement mature on or about September 1, 2022, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require Rodeo Finance Aggregator LLC to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Units and other collateral, in each case, in accordance with the Margin Loan Documentation.

The foregoing descriptions of the Partnership Agreement, Registration Rights Agreement, Board Observers Agreement and Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the such documents, copies of which are filed as Exhibits C through H to this Schedule 13D and are incorporated herein by reference.

Senior Notes of the Issuer

Certain accounts and funds managed by a subsidiary of KKR & Co. Inc. currently hold an aggregate of $26.8 million principal amount of one or more tranches of the Issuer’s senior unsecured notes.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of July 15, 2019, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy L.P. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 3, 2011).

Exhibit D
First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated September 1, 2017 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated September 7, 2017).

Exhibit E
Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated December  31, 2017 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 4, 2018).

Exhibit F
Registration Rights Agreement, dated September 1, 2017, by and among Genesis Energy, L.P., GSO Rodeo Holdings LP and Rodeo Finance Aggregator LLC (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2017).

Exhibit G
Board Observer Agreement, dated September 1, 2017, by and among Genesis Energy, L.P., GSO Rodeo Holdings LP and Rodeo Finance Aggregator LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2017).

Exhibit H	Loan Agreement, dated September 1, 2017, between Rodeo Finance Aggregator LLC and the other parties thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2019

RODEO FINANCE AGGREGATOR LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR RODEO AGGREGATOR L.P.

	By:	KKR Rodeo Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR RODEO AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GLOBAL INFRASTRUCTURE INVESTORS II (RODEO) L.P.

	By:	KKR Associates Infrastructure II AIV L.P., its general partner

	By:	KKR Infrastructure II AIV GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES INFRASTRUCTURE II AIV L.P.

	By:	KKR Infrastructure II AIV GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR INFRASTRUCTURE II AIV GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Executive Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, other than reported in the Schedule 13D, none of the persons listed above beneficially owns any Class A Common Units of the Issuer.